Exhibit 99.1

YY Reports Second Quarter 2015 Unaudited Financial Results

2Q15 Net Revenues Up 61.4% YOY to RMB1,357.2 Million

2Q15 Net Income Up 31.0% YOY to RMB290.7Million

2Q15 Non-GAAP Net Income Up 17.0% YOY to RMB302.3 Million

Guangzhou, China, August 13, 2015 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Net revenues increased by 61.4% to RMB1,357.2 million (US$218.9 million) from RMB841.0 million in the corresponding period of 2014.
•	Net income attributable to YY Inc. increased by 31.0% to RMB290.7 million (US$46.9 million) from RMB221.9 million in the corresponding period of 2014.
•	Non-GAAP net income attributable to YY Inc.[1] increased by 17.0% to RMB302.3 million (US$48.8 million) from RMB258.4 million in the corresponding period of 2014.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are excited about our robust performance in the second quarter of 2015, as we continue to grow and strengthen our interactive social platform and further expand our new initiatives. Revenue growth exceeded our guidance for the quarter, driven both by the continued strong performance in the core segments and the remarkable progress in the emerging businesses. Our core online music and entertainment business, notwithstanding the increased competition in the online entertainment market, continued apace, with strong growth from Mobile YY both in terms of ARPU and paying users. Going forward, we will continue to adapt to the evolving Internet landscape in China and provide new and innovative services to our community of users.”

Mr. Eric He, Chief Financial Officer of YY, commented, “We continue to see strong top-line growth, driven primarily by our core online music and entertainment business and online dating. However, we expect this strong growth to be partly offset by a weaker performance in online games resulting from increased competition and widespread softness in the online gaming market. In addition, due to a continued shift in our revenue mix to businesses involving higher user-generated content and higher associated costs, which include increased revenue-sharing fees and content costs, as well as the increasing competition in a number of markets in which we operate, we expect our gross margins for the full year to be slightly lower than we have earlier anticipated. Nonetheless, we plan to mitigate the effect of this trend by continuing to improve our operational efficiency. By adapting to the ever-changing needs of our users, we will stay one step ahead of our competitors and fortify our position as the leading real-time interactive social platform in China.”

Second Quarter 2015 Financial Results

NET REVENUES

Net revenues increased by 61.4% to RMB1,357.2 million (US$218.9 million) in the second quarter of 2015 from RMB841.0 million in the corresponding period of 2014, underpinned by an increase in IVAS revenues.

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

1

IVAS revenues, which mainly consisted of revenues from online music and entertainment, online games, online dating, Huya broadcasting and YY's membership program, increased by 62.4% to RMB1,300.0 million (US$209.7 million) in the second quarter of 2015 from RMB800.7 million in the corresponding period of 2014. The overall increase primarily reflected an increase in the number of paying users.

Revenues from online music and entertainment increased by 41.5% to RMB730.7 million (US$117.9 million) in the second quarter of 2015 from RMB516.4 million in the corresponding period of 2014. This increase was driven by a year-over-year increase of 61.8% in the number of paying users to 1,825,000, but partly offset by a 12.7% decrease in average revenue per user (“ARPU”) to RMB400. The year-over-year decrease in ARPU was a result of increased mobile contribution to the total music and entertainment revenues.

Revenues from online games increased by 19.5% to RMB199.4 million (US$32.2 million) in the second quarter of 2015 from RMB166.9 million in the corresponding period of 2014. This increase primarily reflected a year-over-year increase in ARPU of 22.3% to RMB466 from 428,000 paying users. The number of online games operated by the Company as of June 30, 2015 was 246, from 150 as of June 30, 2014.

Revenues from online dating increased by 438.0% to RMB157.3 million (US$25.4 million) in the second quarter of 2015 from RMB29.2 million in the corresponding period of 2014. This increase reflected a year-over-year increase of 161.8% in the number of paying users to 233,000 and an increase in ARPU of 105.2% to RMB675 in the second quarter of 2015.

Other IVAS revenues, mainly including Huya broadcasting and membership subscription fees, increased by 141.2% to RMB212.6 million (US$34.3 million) in the second quarter of 2015 from RMB88.1 million in the corresponding period of 2014. Revenues from Huya live game broadcasting increased by 174.4% to RMB85.3 million (US$13.8 million) in the second quarter of 2015 from RMB31.1 million in the corresponding period of 2014. Revenues from membership subscription fees increased by 49.3% to RMB72.5 million (US$11.7 million) in the second quarter of 2015 from RMB48.6 million in the corresponding period of 2014. This increase primarily reflected a 16.5% increase in the number of members to 1,073,000 as of June 30, 2015 from 921,000 as of June 30, 2014.

Other revenues, mainly including revenues from the Company's online education platform, 100 Education, and online advertising revenues from Duowan.com, increased by 41.6% to RMB57.2 million (US$9.2 million) in the second quarter of 2015 from RMB40.4 million in the corresponding period of 2014.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 96.2% to RMB833.3 million (US$134.4 million) in the second quarter of 2015 from RMB424.8 million in the corresponding period of 2014. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB551.5 million (US$89.0 million) in the second quarter of 2015 from RMB256.0 million in the corresponding period of 2014. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending driven by promotional activities as well as an increasing number of new, emerging business lines in different categories. In addition, bandwidth costs increased to RMB132.2 million (US$21.3 million) in the second quarter of 2015 from RMB77.3 million in the corresponding period of 2014.

Gross profit increased by 25.9% to RMB523.9 million (US$84.5 million) in the second quarter of 2015 from RMB416.3 million in the corresponding period of 2014. Gross margin was 38.6% in the second quarter of 2015 compared with 49.5% in the corresponding period of 2014. The decrease in gross margin year-over-year was primarily attributable to the change in the Company's business mix to include new business lines involving user-generated content, and higher revenue-sharing fees in music and entertainment, as well as increased investments in Huya broadcasting.

2

OPERATING INCOME

Operating expenses for the second quarter of 2015 increased by 38.0% to RMB247.8 million (US$40.0 million) from RMB179.5 million in the corresponding period of 2014. This increase was primarily attributable to an increase in sales and marketing expenses, particularly in relation to promotion of Mobile YY and Huya, our live game broadcasting mobile application.

During the second quarter of 2015, the Company conducted a periodic asset assessment on 100 Education following a departure of a number of key personnel in this business. As a result, a goodwill impairment charge of RMB110.7 million (US$17.9 million) in relation to the online English-training business that the Company acquired in December 2014 was recognized. Meanwhile, a favorable fair value adjustment of RMB111.5 million (US$18.0 million) in the earn-out provision related to the abovementioned acquisition was also recorded in the period.

Operating income in the second quarter of 2015 increased by 29.0% to RMB307.7 million (US$49.6 million) from RMB238.6 million in the corresponding period of 2014. Operating margin decreased to 22.7% in the second quarter of 2015 from 28.4% in the corresponding period of 2014. The decrease in operating margin was primarily due to the abovementioned decline in gross margin, which was partly offset by improved operating efficiency.

Non-GAAP operating income2 increased by 16.1% to RMB319.3 million (US$51.5 million) in the second quarter of 2015 from RMB275.1 million in the corresponding period of 2014. Non-GAAP operating margin3 decreased to 23.5% in the second quarter of 2015 from 32.7% in the corresponding period of 2014.

NET INCOME

Net income attributable to YY Inc. increased by 31.0% to RMB290.7 million (US$46.9 million) in the second quarter of 2015 from RMB221.9 million in the corresponding period of 2014. Net margin in the second quarter of 2015 decreased to 21.4% from 26.4% in the corresponding period of 2014. Non-GAAP net income attributable to YY Inc.4 increased by 17.0% to RMB302.3 million (US$48.8 million) from RMB258.4 million in the corresponding period of 2014. Non-GAAP net margin5 decreased to 22.5% in the second quarter of 2015 compared to 30.7% in the corresponding period of 2014.

NET INCOME PER ADS

Diluted net income per ADS6 in the second quarter of 2015 increased by 37.5% to RMB5.10 (US$ 0.82), from RMB3.71 in the corresponding period of 2014.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

3

Non-GAAP diluted net income per ADS7 in the second quarter of 2015 increased by 22.5% to RMB 5.29 (US$0.85) from RMB4.32 in the corresponding period of 2014.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2015, the Company had cash and cash equivalents of RMB670.9 million (US$108.2 million) and short-term deposits and restricted short-term deposits of RMB3,456.4 million (US$557.5 million). For the second quarter of 2015, net cash from operating activities was RMB421.9 million (US$68.0 million).

SHARES OUTSTANDING

As of June 30, 2015, the Company had a total of 1,094.6 million common shares outstanding, or the equivalent of 54.7 million ADSs outstanding.

RECENT DEVELOPMENT

On July 9, 2015, the Company announced that it received a preliminary non-binding proposal from Mr. Jun Lei, Chairman of the Board, and Mr. David Xueling Li, CEO of the Company, proposing a “going-private” transaction to acquire all of the outstanding shares of YY for US$68.50 in cash per ADS, each representing 20 ordinary shares. On July 16, 2015, the Board of Directors formed a special committee of independent directors, comprising Mr. Peter Andrew Schloss, Mr. David Tang, and Mr. Peng Tsing Ong, to review and evaluate the proposal. On August 3, 2015, the Company announced that the special committee has retained Citigroup Global Markets Inc. as its independent financial advisor and Fenwick & West LLP as its legal counsel in regards with the evaluation process. At this time, no decisions have been made with respect to YY's response to this proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposal or any other transaction will be approved or consummated.

Conference Call Information

The Company will hold a conference call on Thursday, August 13, 2015 at 9:00 pm Eastern Time or Friday August 14, 2015 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 96463351

The replay will be accessible through August 21, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#96463351

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

7 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

4

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing, as well as uncertainties relating to the proposed “going-private” transaction. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

5

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 915-1611

Email:IR@YY.com

6

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	475,028	670,893	108,209
Short-term deposits	4,214,576	2,351,083	379,207
Restricted short-term deposits	100,000	1,105,300	178,274
Accounts receivable, net	257,436	160,709	25,921
Inventory	1,445	18,816	3,035
Amount due from related parties	61,073	115,076	18,561
Prepayments and other current assets	204,139	194,964	31,446
Deferred tax assets	111,436	118,094	19,047

Total current assets	5,425,133	4,734,935	763,700

Non-current assets
Deferred tax assets	1,392	1,440	232
Investments	186,654	411,258	66,332
Property and equipment, net	234,228	752,245	121,330
Intangible assets, net	154,034	161,011	25,970
Goodwill	300,382	337,071	54,366
Other non-current assets	560,971	110,375	17,802

Total non-current assets	1,437,661	1,773,400	286,032

Total assets	6,862,794	6,508,335	1,049,732

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	101,525	93,095	15,015
Deferred revenue	356,150	445,829	71,908
Advances from customers	34,127	40,765	6,575
Income taxes payable	89,161	91,357	14,735
Accrued liabilities and other current liabilities	478,703	451,293	72,789
Amounts due to related parties	30,892	60,446	9,749

Total current liabilities	1,090,558	1,182,785	190,771

Non-current liabilities
Convertible debt	2,447,980	2,444,988	394,353
Long-term payable	183,000	182,476	29,432
Deferred revenue	24,383	17,794	2,870
Deferred tax liabilities	26,709	25,487	4,111

Total non-current liabilities	2,682,072	2,670,745	430,766

Total liabilities	3,772,630	3,853,530	621,537

7

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$

Mezzanine equity	-	40,952	6,605

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 706,173,568 and 687,717,628 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	43	41	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 427,352,696 and 406,868,516 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	30	30	5
Additional paid-in capital	2,900,458	1,902,395	306,838
Statutory reserves	56,469	56,469	9,108
Retained earnings	173,963	691,616	111,551
Accumulated other comprehensive losses	(40,799)	(36,698)	(5,919)

Total shareholders’ equity	3,090,164	2,613,853	421,590

Total liabilities, mezzanine equity and shareholders’ equity	6,862,794	6,508,335	1,049,732

8

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	516,376	590,055	730,693	117,854	899,490	1,320,748	213,024
—Online games	166,900	231,748	199,404	32,162	347,220	431,152	69,541
—Online dating	29,248	131,836	157,348	25,379	36,575	289,184	46,643
—Other IVAS	88,139	157,197	212,585	34,288	159,486	369,782	59,642
Other revenues	40,375	39,426	57,151	9,218	64,594	96,577	15,577

Total net revenue	841,038	1,150,262	1,357,181	218,901	1,507,365	2,507,443	404,427

Cost of revenues(1)	(424,753)	(672,735)	(833,281)	(134,400)	(741,737)	(1,506,016)	(242,906)

Gross profit	416,285	477,527	523,900	84,501	765,628	1,001,427	161,521

Operating expenses(1)
Research and development expenses	(107,454)	(122,988)	(120,125)	(19,375)	(189,164)	(243,113)	(39,212)
Sales and marketing expenses	(13,634)	(51,543)	(63,079)	(10,174)	(20,198)	(114,622)	(18,487)
General and administrative expenses	(58,405)	(59,531)	(63,843)	(10,297)	(115,356)	(123,374)	(19,899)
Goodwill impairment	-	-	(110,699)	(17,855)	-	(110,699)	(17,855)
Fair value change of contingent consideration	-	-	109,995	17,741	-	109,995	17,741

Total operating expenses	(179,493)	(234,062)	(247,751)	(39,960)	(324,718)	(481,813)	(77,712)

Other income	1,836	760	31,570	5,092	2,719	32,330	5,215

Operating income	238,628	244,225	307,719	49,633	443,629	551,944	89,024

Foreign currency exchange (losses) gains, net	(6,001)	(5,084)	3,917	632	(14,684)	(1,167)	(188)
Interest expense	(18,003)	(18,185)	(21,941)	(3,539)	(19,382)	(40,126)	(6,472)
Interest income	43,643	47,268	33,884	5,465	66,767	81,152	13,089
Other non-operating income	-	(2,165)	-	-	-	(2,165)	(349)

Income before income tax expenses	258,267	266,059	323,579	52,191	476,330	589,638	95,104

Income tax expenses	(37,356)	(44,474)	(36,430)	(5,876)	(71,057)	(80,904)	(13,049)

Income before share of income in equity method investments, net of income taxes	220,911	221,585	287,149	46,315	405,273	508,734	82,055

Share of income in equity method investments, net of income taxes	960	5,001	2,319	374	165	7,320	1,181

Net income	221,871	226,586	289,468	46,689	405,438	516,054	83,236

Less: Net loss attributable to mezzanine classified non-controlling interest	-	(376)	(1,223)	(197)	-	(1,599)	(258)

Net income attributable to YY Inc.	221,871	226,962	290,691	46,886	405,438	517,653	83,494

9

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	221,871	226,962	290,691	46,886	405,438	517,653	83,494

Other comprehensive income :
Foreign currency translation adjustments, net of nil tax	1	4,071	30	5	9,484	4,101	661

Comprehensive income attributable to YY Inc.	221,872	231,033	290,721	46,891	414,922	521,754	84,155

Net income per ADS
—Basic	3.87	3.94	5.23	0.84	7.08	9.15	1.48
—Diluted	3.71	3.83	5.10	0.82	6.77	8.91	1.44
Weighted average number of ADS used in calculating net income per ADS
—Basic	57,387,988	57,532,882	55,629,042	55,629,042	57,270,119	56,603,338	56,603,338
—Diluted	59,854,610	59,291,664	60,544,579	60,544,579	59,858,441	58,106,597	58,106,597

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	4,691	4,432	1,937	312	7,099	6,369	1,027
Research and development expenses	15,339	11,940	2,650	427	24,218	14,590	2,353
Sales and marketing expenses	656	743	260	42	993	1,003	162
General and administrative expenses	15,803	14,729	6,742	1,087	28,217	21,471	3,463

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	238,628	244,225	307,719	49,633	443,629	551,944	89,024
Share-based compensation expenses	36,489	31,844	11,589	1,868	60,527	43,433	7,005

Non-GAAP operating income	275,117	276,069	319,308	51,501	504,156	595,377	96,029

Net income attributable to YY Inc.	221,871	226,962	290,691	46,886	405,438	517,653	83,494
Share-based compensation expenses	36,489	31,844	11,589	1,868	60,527	43,433	7,005

Non-GAAP net income attributable to YY Inc.	258,360	258,806	302,280	48,754	465,965	561,086	90,499

Non-GAAP net income per ADS
—Basic	4.50	4.50	5.43	0.88	8.14	9.91	1.60
—Diluted	4.32	4.36	5.29	0.85	7.78	9.66	1.56
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	57,387,988	57,532,882	55,629,042	55,629,042	57,270,119	56,603,338	56,603,338
—Diluted	59,854,610	59,291,664	60,544,579	60,544,579	59,858,441	58,106,597	58,106,597

11

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015
	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	730,693	-	730,693	-	-	730,693	117,854
—Online games	199,404	-	199,404	-	-	199,404	32,162
—Online dating	157,348	-	157,348	-	-	157,348	25,379
—Other IVAS	127,260	-	127,260	85,325	-	212,585	34,288
Other revenues	-	31,977	31,977		25,174	57,151	9,218

Total net revenue	1,214,705	31,977	1,246,682	85,325	25,174	1,357,181	218,901

Cost of revenues(1)			(646,399)	(157,638)	(29,244)	(833,281)	(134,400)

Gross profit (loss)			600,283	(72,313)	(4,070)	523,900	84,501

Operating expenses(1)

Research and development expenses			(97,301)	(14,644)	(8,180)	(120,125)	(19,375)
Sales and marketing expenses			(51,623)	(2,460)	(8,996)	(63,079)	(10,174)
General and administrative expenses			(47,546)	(4,372)	(11,925)	(63,843)	(10,297)
Goodwill impairment			-	-	(110,699)	(110,699)	(17,855)
Fair value change of contingent consideration			(1,552)	-	111,547	109,995	17,741

Total operating expenses			(198,022)	(21,476)	(28,253)	(247,751)	(39,960)
Other income			31,570	-	-	31,570	5,092

Operating income (loss)			433,831	(93,789)	(32,323)	307,719	49,633

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2015
	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,935	(22)	24	1,937	312
Research and development expenses	2,051	10	589	2,650	427
Sales and marketing expenses	263	(3)	-	260	42
General and administrative expenses	6,565	195	(18)	6,742	1,087

12

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015
	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	433,831	(93,789)	(32,323)	307,719	49,633
Share-based compensation expenses	10,814	180	595	11,589	1,868

Non-GAAP operating income (loss)	444,645	(93,609)	(31,728)	319,308	51,501

13

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015
	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	590,055	-	590,055	-	-	590,055	95,186
—Online games	231,748	-	231,748	-	-	231,748	37,385
—Online dating	131,836	-	131,836	-	-	131,836	21,267
—Other IVAS	102,221	-	102,221	54,976	-	157,197	25,358
Other revenues	-	16,844	16,844	-	22,582	39,426	6,360

Total net revenue	1,055,860	16,844	1,072,704	54,976	22,582	1,150,262	185,556

Cost of revenues(1)			(525,338)	(122,919)	(24,478)	(672,735)	(108,523)

Gross profit (loss)			547,366	(67,943)	(1,896)	477,527	77,033

Operating expenses(1)

Research and development expenses			(100,402)	(13,530)	(9,056)	(122,988)	(19,840)
Sales and marketing expenses			(44,560)	(2,006)	(4,977)	(51,543)	(8,315)
General and administrative expenses			(48,889)	(8,550)	(2,092)	(59,531)	(9,603)

Total operating expenses			(193,851)	(24,086)	(16,125)	(234,062)	(37,758)
Other income			760	-	-	760	123

Operating income (loss)			354,275	(92,029)	(18,021)	244,225	39,398

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2015
	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	3,844	513	75	4,432	715
Research and development expenses	9,911	939	1,090	11,940	1,926
Sales and marketing expenses	729	14	-	743	120
General and administrative expenses	11,884	2,831	14	14,729	2,376

14

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015
	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	354,275	(92,029)	(18,021)	244,225	39,398
Share-based compensation expenses	26,368	4,297	1,179	31,844	5,137

Non-GAAP operating income (loss)	380,643	(87,732)	(16,842)	276,069	44,535

15